Exhibit 99.1

TAOMEE REPORTS SECOND QUARTER 2014 UNAUDITED FINANCIAL RESULTS

(Shanghai, China —August 26, 2014) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the second quarter of 2014.

Highlights of the Second Quarter of 2014

•                  Total net revenues were US$10.5 million in the second quarter of 2014, a decrease of 9.8% from US$11.7 million in the first quarter of 2014 and a decrease of 12.4% from US$12.0 million in the second quarter of 2013.

•                  Net revenues from online businesses were US$8.4 million in the second quarter of 2014, a decrease of 10.5% from US$9.4 million in the first quarter of 2014 and a decrease of 2.9% from US$8.6 million in the second quarter of 2013.

•                  Net revenues from offline businesses were US$2.1 million in the second quarter of 2014, a decrease of 7.1% from US$2.3 million in the first quarter of 2014 and a decrease of 36.5% from US$3.4 million in the second quarter of 2013.

•                  Gross profit was US$7.5 million in the second quarter of 2014, a decrease of 12.0% from US$8.5 million in the first quarter of 2014 and a decrease of 11.9% from US$8.5 million in the second quarter of 2013.

•                  Loss from operations was US$1.8 million in the second quarter of 2014, compared with a profit of US$0.5 million in the first quarter of 2014 and a loss of US$0.5 million in the second quarter of 2013.

•                  Non-GAAP net loss attributable to holders of ordinary shares was US$0.2 million in the second quarter of 2014, as compared with US$1.2 million Non-GAAP net income in the first quarter of 2014 and US$1.6 million Non-GAAP net income in the second quarter of 2013.

•                  Non-GAAP basic and diluted loss per ADS1 were US$0.01 and US$0.01, respectively, in the second quarter of 2014, as compared with US$0.03 and US$0.03 earnings per ADS, respectively, in the first quarter of 2014 and US$0.04 and US$0.04 earnings per ADS, respectively, in the second quarter of 2013.

Key Operating Metrics

•                  The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 41.9 million in the second quarter of 2014, a decrease of 7.7% from 45.1 million in the first quarter of 2014 and an increase of 3.2% from 40.6 million in the second quarter of 2013.

1 Each American depositary share (“ADS”) represents twenty ordinary shares.

•                  Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 1.1 million in the second quarter of 2014, a decrease of 21.4% from 1.4 million in the first quarter of 2014, and a decrease of 15.4% from 1.3 million in the second quarter of 2013.

•                  Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB41 in the second quarter of 2014, an increase of 5.1% from RMB39 in the first quarter of 2014 and an increase of 10.8% from RMB37 in the second quarter of 2013.

•                  The number of downloads of the mobile applications operated by the Company increased by approximately 1.6 million (including 0.4 million downloads of Reverse World during its testing period) in the second quarter of 2014, a decrease of 11.1% compared with 1.8 million in the first quarter of 2014 and a decrease of 30.4% from 2.3 million in the second quarter of 2013.

“The second quarter was the beginning of a transition period, in which we made substantial progress toward strengthening our company for the long term.  We re-aligned our business units to integrate our web, mobile, media entertainment and offline businesses to promote our franchises in unison, as well as made progress in developing new online games that have the potential to become franchise contributors.  At the same time, we introduced our first mobile game from our Glove Games division, which is an emerging area for us as we anticipate a healthy pipeline of 2-3 more mobile games to launch before year end,” commented Mr. Benson Wang, co-founder and chief executive officer of Taomee.

“As we shift into the second half of 2014, we will continue to invest in our unique business model that will ultimately differentiate us from competitors.  While it may take a few quarters to ramp up, we remain confident in our strategies and the long-term prospects of our business.”

Unaudited Financial Results for Second Quarter of 2014

Net Revenues

Total net revenues were US$10.5 million in the second quarter of 2014, a decrease of 9.8% from US$11.7 million in the first quarter of 2014 and a decrease of 12.4% from US$12.0 million in the second quarter of 2013.

Net online business revenues were US$8.4 million in the second quarter of 2014, a decrease of 10.5% from US$9.4 million in the first quarter of 2014 and a decrease of 2.9% from US$8.6 million in the second quarter of 2013. The quarter-over-quarter (QoQ) decrease was primarily due to the seasonality of less non-school days in the second quarter. The year-over-year (YoY) decrease was mainly driven by the decline in active paying accounts.

Net offline business revenues were US$2.1 million in the second quarter of 2014, a decrease of 7.1% from US$2.3 million in the first quarter of 2014 and a decrease of 36.5% from US$3.4 million in the second quarter of 2013. The QoQ decrease was primarily due to a decrease in our toy business, while partially offset by an increase in our licensing business. The YoY decrease was primarily due to the decrease in the Company’s toy business.

Cost of Services

Total cost of services was US$3.0 million in the second quarter of 2014, a decrease of 3.9% from US$3.2 million in the first quarter of 2014 and a decrease of 13.7% from US$3.5 million in the second quarter of 2013.

Online business related costs were US$1.7 million in the second quarter of 2014, a decrease of 12.0% as compared with US$1.9 million in the first quarter of 2014 and a decrease of 4.0% from US$1.8 million in the second quarter of 2013.  The QoQ decrease was primarily due to a decrease in royalties related to our operation of certain third-party developed virtual worlds and payroll expenses.  The YoY decrease was primarily due to a decrease in amortization of intangible assets as result from certain game impairments previously made in the fourth quarter of 2013 and the first quarter of 2014.

Offline business related costs were US$1.3 million in the second quarter of 2014, an increase of 8.9% from US$1.3 million in the first quarter of 2014 and a decrease of 23.5% from US$1.7 million in the second quarter of 2013.  The QoQ increase was primarily due to an increase in licensing business related cost and YoY decrease was primarily due to a decrease in costs related to our toy business.

Gross Profit and Gross Margin

Gross profit was US$7.5 million in the second quarter of 2014, a decrease of 12.0% from US$8.5 million in the first quarter of 2014 and a decrease of 11.9% from US$8.5 million in the second quarter of 2013.

Gross margin was 71.3% in the second quarter of 2014, as compared with 73.0% in the first quarter of 2014 and 70.8% in the second quarter of 2013.

Gross margin for the online business was 79.8% in the second quarter of 2014, as compared with 79.4% in the first quarter of 2014 and 79.5% in the second quarter of 2013.

Gross margin for the offline business was 38.3% in the second quarter of 2014, as compared with 47.3% in the first quarter of 2014 and 48.8% in the second quarter of 2013.

Total Operating Expenses

Total operating expenses were US$9.3 million in the second quarter of 2014, an increase of 16.0% from US$8.0 million in the first quarter of 2014 and an increase of 2.6% from US$9.1 million in the second quarter of 2013.

•                  Product development expenses were US$3.4 million in the second quarter of 2014, an increase of 7.7% from US$3.2 million in the first quarter of 2014 and an increase of 4.2% from US$3.3 million in the second quarter of 2013.  The QoQ increase was primarily due to an increase in payroll expenses, partially offset by a decrease in toy design fees.  The YoY increase was primarily due to an increase in share-based compensation.

•                  Sales and marketing expenses were US$2.9 million in the second quarter of 2014, an increase of 43.2% from US$2.0 million in the first quarter of 2014 and an increase of 22.6% from US$2.4 million in the second quarter of 2013.  The QoQ and YoY increases were primarily due to an increase in film promotion expenses.

•                  General and administrative expenses were US$3.1 million in the second quarter of 2014, a decrease of 15.6% from US$3.6 million in the first quarter of 2014 and an increase of 4.1% from US$3.0 million in the second quarter of 2013.  The QoQ decrease was primarily due to a decrease in indirect tax costs related to intercompany service charges and professional fees. The YoY increase was primarily due to the increased indirect tax costs related to intercompany service charges, partially offset by a decrease in professional fees.

Income/ (Loss) from Operations

Loss from operations was US$1.8 million in the second quarter of 2014, compared with a profit of US$0.5 million in the first quarter of 2014 and a loss of US$0.5 million in the second quarter of 2013.

Share of Profit/ (Loss) from Equity Method Investment

Share of loss from equity method investment was US$0.2 million in the second quarter of 2014, as compared with a profit of US$42 thousand in the first quarter of 2014 and a loss of US$73 thousand in the second quarter of 2013.

Net Income/ (Loss)

Net loss attributable to holders of ordinary shares was US$0.8 million in the second quarter of 2014, as compared with US$0.5 million income in the first quarter of 2014 and US$0.3 million income in the second quarter of 2013.

Basic and diluted loss per ADS were US$0.02 and US$0.02, respectively, in the second quarter of 2014, as compared with US$0.01 and US$0.01 earnings per ADS, respectively, in the first quarter of 2014 and US$0.01 and US$0.01 earnings per ADS, respectively, in the second quarter of 2013.

Non-GAAP net loss attributable to holders of ordinary shares was US$0.2 million in the second quarter of 2014, as compared with US$1.2 million net income in the first quarter of 2014 and US$1.6 million net income in the second quarter of 2013.

Non-GAAP basic and diluted loss per ADS were US$0.01 and US$0.01, respectively, in the second quarter of 2014, as compared with US$0.03 and US$0.03 earnings per ADS, respectively, in the first quarter of 2014 and US$0.04 and US$0.04 earnings per ADS, respectively, in the second quarter of 2013.

Cash and Cash Equivalents

As of June 30, 2014, the Company had US$104.4 million of cash and cash equivalents, as compared with US$107.9 million as of March 31, 2014.

Capital Expenditures

Capital expenditures in the second quarter of 2014 were US$0.3 million, as compared with US$0.5 million in the first quarter of 2014, and US$0.3 million in the second quarter of 2013.  Capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets and (iii) purchase of franchises and online game licensing rights for our pipeline.

Share-based Compensation

Share-based compensation was US$0.6 million for the second quarter of 2014 as compared with US$0.6 million in the first quarter of 2014 and US$0.3 million in the second quarter of 2013.

Share Repurchase Program

During the second quarter of 2014, Taomee repurchased 682,450 ADSs.  As of June 30, 2014, the Company has repurchased a total of 2,802,163 ADSs under the Company’s share repurchase program at an average price of approximately US$5.57 per ADS.

Recent Business Highlights

•                  On July 12 2014, Taomee in partnership with Enlight Media, released the fourth installment of Seer movie franchise, Seer 4: Magic Stone Wars, in major theatres throughout China.  As of August 7, 2013, the film is estimated to generate over RMB60 million (approximately US$10.0 million) in box-office sales.

•                  On July 25 2014, Taomee (Glove Game) commercially launched Reverse World in App Store and reached No. 26 among the best-selling apps.

•                  On August 6, 2014, Taomee (Glove Game) commercially launched Reverse World English Version in Google Play through IGG and achieved over 40,000 downloads on the first day of commercial launch.

Outlook for Third Quarter of 2014

Net revenues of the third quarter of 2014 are expected to be in the range of US$12.7 million to US$13.2 million, which represents a year-over-year decrease of approximately 16% to 20%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. ET (New York) on Tuesday, August 26, 2014 (which is 8:00 p.m. in China on Tuesday, August 26, 2014). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	75189253
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/9zcgqdg8. A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. ET on August 26, 2014 through 09:59 a.m. ET, September 3, 2014. The dial-in details for the telephone replay are:

Conference ID:	75189253
International:	+612-8199-0299

China:	400-6322-162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	June 30	March 31
	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	$104,352,136	$107,892,293
Short term investment	—	2,993,773
Accounts receivable, net	2,619,406	2,241,671
Inventory	567,341	721,685
Income tax recoverable	1,508,084	622,478
Due from related parties	2,348,378	2,296,576
Prepayments and other current assets	5,766,358	4,262,809
Deferred tax assets, current	4,128,238	4,128,708
Total current assets	121,289,941	125,159,993

Investment in equity investees	14,074,861	14,255,765
Property and equipment, net	1,910,457	1,826,746
Prepayments for land use rights and building purchase	2,989,312	2,989,652
Acquired intangible assets	1,229,906	1,057,541
Other assets	2,717,664	2,346,760
Total assets	$144,212,141	$147,636,457

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$2,067,617	$2,350,381
Advance from customers	9,797,917	8,380,110
Due to related parties	461,337	313,381
Deferred revenue	12,048,012	12,587,980
Deferred tax liabilities, current	1,742,161	1,742,359
Accrued expenses and other current liabilities	5,314,824	5,451,834
Total current liabilities	31,431,868	30,826,045

Equity
Taomee Holdings Limited shareholders’ equity Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 747,974,297 and 745,555,104 shares issued; 708,000,756 and 719,230,564 outstanding as of June 30, 2014 and March 31, 2014, respectively)	14,960	14,911
Treasury stock (at cost)	(11,011,879)	(7,212,059)
Additional paid-in capital	75,280,861	74,716,506
Retained earnings	44,530,764	45,350,696
Accumulated other comprehensive income	3,774,096	3,791,133
Taomee Holdings Limited shareholders’ equity	112,588,802	116,661,187
Noncontrolling interests	191,471	149,225
Total equity	$112,780,273	$116,810,412

TOTAL LIABILITIES AND EQUITY	$144,212,141	$147, 636,457

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data
	For three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
Revenues:
Online business, net	$8,385,495	$9,373,070	$8,635,407
Offline business, net	2,159,864	2,323,759	3,404,026
Total net revenues	10,545,359	11,696,829	12,039,433

Cost of services
Online business	(1,697,608)	(1,929,671)	(1,767,903)
Offline business	(1,332,060)	(1,223,634)	(1,742,080)
Total cost of services	(3,029,668)	(3,153,305)	(3,509,983)

Gross profit	7,515,691	8,543,524	8,529,450

Operating income (expenses):
Product development	(3,449,780)	(3,202,027)	(3,309,258)
Sales and marketing	(2,920,316)	(2,039,257)	(2,381,940)
General and administrative	(3,072,832)	(3,642,791)	(2,950,988)
Impairment loss on acquired intangible assets	—	(116,114)	(865,910)
Other operating income	147,346	984,567	448,631
Total operating expenses	(9,295,582)	(8,015,622)	(9,059,465)

Income (Loss) from operations	(1,779,891)	527,902	(530,015)

Interest income	639,340	592,635	631,997
Other income (expenses), net	109,650	(583,216)	188,104
Income/(Loss) before income taxes and share of profit/(loss) in equity method investments	(1,030,901)	537,321	290,086

Income tax benefit/(expense)	374,068	(92,286)	141,211

Share of profit/(loss) in equity method investments	(180,905)	42,098	(73,195)
Net income/(loss)	(837,738)	487,133	358,102

Less: Net income/(loss) attributable to non-controlling interest	(17,806)	(9,586)	13,740

Net income/(loss) attributable to holders of ordinary shares	$(819,932)	$496,719	$344,362
Earnings/(Loss) per ADS
-Basic	$(0.02)	$0.01	$0.01
-Diluted	$(0.02)	$0.01	$0.01
Weighted average number of shares used in calculation
- Basic	710,655,033	722,760,411	731,446,938
- Diluted	710,655,033	737,488,586	744,821,217
Weighted average number of ADS used in calculation
- Basic	35,532,752	36,138,021	36,572,347
- Diluted	35,532,752	36,874,429	37,241,061

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net income/(loss)	$(837,738)	$487,133	$358,102
Other comprehensive income/(loss), net of tax Foreign currency translation adjustments	(17,037)	(551,622)	822,028
Comprehensive income/(loss)	(854,775)	(64,489)	1,180,130

Comprehensive income/(loss) attributable to noncontrolling interest	(17,806)	(9,586)	13,740

Comprehensive income/(loss) attributable to Taomee Holdings Limited	$(836,969)	$(54,903)	$1,166,390

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income/(loss) attributable to holders of ordinary shares	$(235,964)	$1,183,394	$1,551,513
Share-based compensation	(583,968)	(570,561)	(341,241)
Impairment loss on acquired intangible assets	—	(116,114)	(865,910)
GAAP net income/(loss) attributable to holders of ordinary shares	$(819,932)	$496,719	$344,362

Non-GAAP earnings/(loss) per ADS
-Basic	$(0.01)	$0.03	$0.04
-Diluted	$(0.01)	$0.03	$0.04